

Mail Stop 3561

April 6, 2016

John M. Heffner
Executive Vice President and Chief Financial Officer
PriceSmart, Inc.
9740 Scranton Road
San Diego, CA 92121

> **Re:** **PriceSmart, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2015**
> **Filed October 29, 2015**
> **File No. 000-22793**

Dear Mr. Heffner:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

PriceSmart Inc.'s Annual Report to Stockholders, Exhibit 13.1

Management's Discussion and Analysis of Financial Condition. . ., page 3

1. 　　We note that your subsidiaries have long-term loans in Trinidad, Panama, El Salvador, Honduras and Colombia that require compliance with certain annual or quarterly financial covenants, which include debt service and leverage ratios. We also note your company has short-term borrowing facilities in the U.S. that also require compliance with certain quarterly financial covenants, which include debt service and leverage ratios. Please tell us what consideration you have given to providing additional detail regarding the financial covenants to which you are subject, the manner in which they restrict your liquidity and financing flexibility, and the consequences of the limitations to your company's financial condition and operating performance. Refer to our Release no. 33-8350, section IV.C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Robert M. Gans